UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2011 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11
Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total
Common Shares		1,392,981,563	72.8395	36.4197
Non-Voting Shares		47,552,489	2.4865	1.2432
Closing Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total
Common Shares		1,392,981,563	72.8395	36.4197
Non-Voting Shares		47,552,489	2.4865	1.2432

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2011 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11
Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			13,722,991	0.7175	0.3587
Non-Voting Shares			18,047,543	0.9437	0.4718
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			13,722,991	0.7175	0.3587
Non-Voting Shares			18,047,543	0.9437	0.4718

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			6	0.0256	0.0256
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			6	0.0256	0.0256
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11
Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				521,693		0.0272	0.0136
Non-Voting Shares				1,653,948		0.0864	0.0432
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M.	Buy	3-Oct	81	22.79	R$ 1,845.99
Common Shares		Buy	3-Oct	15	22.80	R$ 342.00
Common Shares		Buy	3-Oct	700	22.60	R$ 15,820.00
Common Shares		Total		796		R$ 18,007.99
Common Shares	Socopa Corretora Paulista S.A.	Sell	11-Oct	7,500	23.50	R$ 176,250.00
Common Shares		Total		7,500		R$ 176,250.00
Common Shares	Bradesco S.A. C.T.V.M.	Sell	26-Oct	23	24.26	R$ 557.98
Common Shares		Sell	26-Oct	100	24.31	R$ 2,431.00
Common Shares		Total		123		R$ 2,988.98
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Rent	10-Oct	32,000	-	R$ -
Non-Voting Shares		Total		32,000		R$ -
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	26-Oct	10,900	29.65	R$ 323,185.00
Non-Voting Shares		Sell	26-Oct	4,100	29.70	R$ 121,770.00
Non-Voting Shares		Sell	26-Oct	8,800	29.72	R$ 261,536.00
Non-Voting Shares		Total		23,800		R$ 706,491.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				512,468		0.0267	0.0133
Non-Voting Shares				1,662,148		0.0869	0.0434

Note:
Member that left the Board of Executive Officers
Norberto Pinto Barbedo

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002
In October 2011 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11
Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				159,471		0.0083	0.0041
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	7-Oct	400	27.90	R$ 11,160.00
Non-Voting Shares		Sell	26-Oct	50	30.28	R$ 1,514.00
Non-Voting Shares		Sell	26-Oct	600	30.29	R$ 18,174.00
Non-Voting Shares		Total		1,050		R$ 30,848.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				158,421		0.0082	0.0041

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002
In October 2011 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11
Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			11,254	0.0005	0.0002
Non-Voting Shares			16,666	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			11,254	0.0005	0.0002
Non-Voting Shares			16,666	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2011

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.